UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM EXTRAORDINARY SHAREHOLDERS’ MEETING AND DIVIDEND POLICY PROPOSAL

Santiago, Chile, November 17, 2021 – The Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B), agreed today to to call an extraordinary shareholders' meeting to discuss the approval and distribution of a special dividend (“dividendo eventual”) for a total amount equivalent to US$400 million, considering Company's financial situation and financial expectations for the rest of the year as well as the conditions of the markets in which the Company participates.

The Board has proposed to submit to the consideration of the shareholders at the extraordinary shareholders’ meeting summoned for December 22, 2021, the distribution and payment of a special dividend (“dividendo eventual”) equivalent to US$1.40037 per share to be charged to the SQM’s retained earnings (the “Special Dividend”).

Furthermore, and subject to the approval of the distribution and payment of the special dividend in the Extraordinary Shareholders Meeting, the Board agreed to modify the 2021 dividend policy which was previously agreed on at a Board meeting held on March 29, 2021 and that was informed to the shareholders at the Annual General Shareholders’ meeting held on April 23, 2021 as follows:

a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend (dividendo definitivo):

(i)	100% of the 2021 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.85 times.

(ii)	80% of the 2021 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.95 times.

(iii)	60% of the 2021 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 1.5 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 1.05 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay 50% of the 2021 net income in favor of the respective shareholders as a final dividend.

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

b)	Distribute and pay only two interim dividends during 2021, which will be charged against the aforementioned final dividend and that will be charged to the retained earnings reflected in the consolidated financial statements as of March 31, 2021 and as of June 30, 2021, respectively, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

It is recorded that on May 19, 2021 and on August 18, 2021, the Company's Board of Directors agreed to distribute and pay an interim dividend equivalent to US$0.23797 per share and US$0.31439 per share, respectively, both charged to the Company's 2021 retained earnings. Said amount was paid in its equivalent in Chilean pesos according to the official exchange rate on May 28, 2021 and on September 1, 2021, respectively (the “Interim Dividends”).

c)	The Board of Directors will not approve the payment of other interim dividends charged against the 2021 net income.

d)	At the ordinary general shareholders’ meeting that will be held in 2022, the Board of Directors shall propose a final dividend pursuant to the percentages in financial parameters described in the letter a) above, discounting the Special Dividend and Interim Dividends. If the resulting amount is equal to or less than the sum of the Special Dividend and the Interim Dividends, then no additional amount will be distributed and the amount of the Interim Dividends will be understood to be paid as a definitive dividend. In any case, the final dividend may not be less than the mandatory minimum dividend in accordance with Chilean law or the Company’s bylaws.

e)	If there is an excess of net income in 2021, this may be retained and assigned or allocated for financing the Company’s own operations, or to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (dividendos eventuales) charged to the retained earnings approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

f)	The payment of additional dividends (dividendos adicionales) is not considered.

It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of projections that could periodically impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact (hecho esencial).

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 17, 2021	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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